SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 1, 2019

Buenos Aires, March 1, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the ByMA Listing Regulations.

In this regard, in connection with our prior communications dated October 10, 2014 and May 2, 2016, respectively, we inform you that YPF S.A. (“YPF”) was notified today of the dismissal of the claims which requested the annulment of the Shareholder’s Meeting held on April 30, 2014, its adjournment on May 21, 2014, and the Shareholder’s Meeting held on April 30, 2015, as per the following:

i)

Judgement dated February 28, 2019 issued by the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Acting Judge, located at Av. Callao 635 P.B., City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” File No. 25864/2014, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF and imposed payment of expenses on the plaintiff;

ii)

Judgement dated February 28, 2019 issued by the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Acting Judge, located at Av. Callao 635 P.B., City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” Expte N° 22437/2015, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF and imposed payment of expenses on the plaintiff.

For purposes of clarification, we inform that the judgements mentioned in (i) and (ii) above are subject to appeal.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer